EXHIBIT (a)(1)(C)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

CHART ACQUISITION GROUP LLC
JOSEPH R. WRIGHT AND
COWEN INVESTMENTS LLC

Offer to Purchase for Cash
Up to 6,844,800 Warrants
of
CHART ACQUISITION CORP.
at a Purchase Price of $0.30 Per Warrant

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JUNE 11, 2015 OR SUCH LATER TIME AND DATE TO WHICH THE OFFER IS EXTENDED.

May 14, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Chart Acquisition Group LLC, Joseph R. Wright, and Cowen Investment LLC (which we collectively refer to as the “Purchasers”, “we”, “us” or “our”) are offering to purchase up to 6,844,800 of the outstanding public warrants (the “Warrants”) of Chart Acquisition Corp. (the “Company”), at a purchase price of $0.30 per Warrant, in cash, without interest (the “Purchase Price”), for an aggregate purchase price of $2,053,440 (each of the Warrants representing the right to purchase one share of the common stock of the Company, par value $0.0001 per share (the “Common Stock”), at an exercise price of $11.50 per share) upon the terms and subject to certain conditions described in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase. Please furnish copies of the enclosed materials to your clients for whom you hold Warrants registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.       Offer to Purchase dated May 14, 2015;

2.       Letter of Transmittal (including substitute Form W-9), for your use in accepting the Offer and tendering Warrants of your clients;

3.       Letter to Clients, for you to send to your clients for whose account you hold Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.       Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary.

Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Purchasers’ reasons for making the Offer.

Warrant holders who choose not to tender will not receive cash for their Warrants and the Warrants will remain outstanding.

The Offer is only available for outstanding Warrants. The Company also has outstanding Common Stock and units, each comprising one share of Common Stock and a Warrant to acquire one share of Common Stock. On behalf of your clients, you may tender Warrants that are included in units, but to do so, such Warrants must first be separated from the units prior to tendering such Warrants. See “The Offer – Section 3. Procedures for Tendering Warrants” of the Offer to Purchase. On the terms and subject to the conditions of the Offer, Purchasers will only pay for Warrants validly tendered and not properly withdrawn before the Expiration Date.

Certain conditions of the Offer are described in “The Offer — Section 6. Conditions of the Offer” of the Offer to Purchase. All tenders must be in proper form as described in “The Offer – Section 3. Procedures for Tendering Warrants” of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on June 11, 2015 or such later time and date to which the Offer is extended.

Under no circumstances will interest be paid on the Purchase Price of the Warrants regardless of any extension of, or amendment to, the Offer or any delay in paying for such Warrants.

Purchasers will not pay any fees or commissions to any broker, dealer or other person (other than to the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, Purchasers will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate accepted procedures. This withholding obligation is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

Very truly yours,

Chart Acquisition Group LLC
Joseph R. Wright
Cowen Investments LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of Purchasers, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

470 West Avenue, 3rd Floor
Stamford, CT 06902
Telephone: (800) 662-5200
Banks and brokerage firms: (203) 658-9400
chart.info@morrowco.com